SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES

13d-1 (b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)

(Amendment No.     )*

Trina Solar Limited

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

G90565 10 5 (CUSIP Number)

Acquisition of Beneficial Ownership of Ordinary Shares – June 15, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

HAI Wai Kwan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Hong Kong Special Administrative Region of the People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER

189,600,000 ordinary shares
6 SHARED VOTING POWER

0
7 SOLE DISPOSITIVE POWER

189,600,000 ordinary shares
8 SHARED DISPOSITIVE POWER

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

189,600,000 ordinary shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

7.5%
12	TYPE OF REPORTING PERSON*

IN

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

Divine Land International Investment Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER

189,600,000 ordinary shares
6 SHARED VOTING POWER

0
7 SOLE DISPOSITIVE POWER

189,600,000 ordinary shares
8 SHARED DISPOSITIVE POWER

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

189,600,000 ordinary shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

7.5%
12	TYPE OF REPORTING PERSON*

CO

ITEM 1	(a).	NAME OF ISSUER:

Trina Solar Limited (the “Issuer”)

ITEM 1	(b).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

No. 2 Xin Yuan Yi Road, Electronics Park, New District, Changzhou, Jiangsu 213031, People’s Republic of China

ITEM 2	(a).	NAME OF PERSON FILING:

Mr. HAI Wai Kwan Divine Land International Investment Limited

ITEM 2	(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR, IF NONE, RESIDENCE:

The address of Mr. HAI Wai Kwan is 18/F, Block 3, Chelsea Heights, No. 1 Shek Pai Tau Path, Tuen Mun, New Territories, Hong Kong.

The address of Divine Land International Investment Limited is P.O. Box 3321, Road Town, Tortola, British Virgin Islands.

ITEM 2	(c)	CITIZENSHIP:

Mr. HAI Wai Kwan is a citizen of Hong Kong Special Administrative Region of the People’s Republic of China.

The place of organization of Divine Land International Investment Limited is British Virgin Islands.

ITEM 2	(d).	TITLE OF CLASS OF SECURITIES:

Ordinary Shares, $0.00001 par value

ITEM 2	(e).	CUSIP NUMBER:

G90565 10 5

ITEM 3.		Not Applicable

ITEM 4.	OWNERSHIP:

Reporting person	Amount beneficially owned:	Percent of class:	Sole power to vote or direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Mr. HAI Wai Kwan	189,600,000	7.5%	189,600,000	0	189,600,000	0
Divine Land International Investment Limited	189,600,000	7.5%	189,600,000	0	189,600,000	0

Divine Land International Investment Limited, a British Virgin Islands company, is the record owner of 189,600,000 ordinary shares of the Issuer. On June 15, 2007, Mr. HAI Wai Kwan acquired 100% equity interest of Divine Land International Investment Limited from Mr. Liu Canfang. As a result, Mr. HAI Wai Kwan became the sole shareholder of Divine Land International Investment Limited. Pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, Mr. HAI Wai Kwan may be deemed to beneficially own all of the shares held by Divine Land International Investment Limited.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

Not applicable

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

Not applicable

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

Not applicable

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

Not applicable

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP:

Not applicable

ITEM 10.	CERTIFICATION:

Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 25, 2007

HAI Wai Kwan	/s/ HAI Wai Kwan
HAI Wai Kwan

Divine Land International Investment Limited	By:	/s/ HAI Wai Kwan
	Name:	HAI Wai Kwan
	Title:	Director

LIST OF EXHIBITS

Exhibit No.	Description
A	Joint Filing Agreement